UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D*

                    Under the Securities Exchange Act of 1934

                            Marvel Enterprises, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   57383M-10-8
                                 (CUSIP Number)

                                John N. Turitzin
                                Battle Fowler LLP
                               75 East 55th Street
                            New York, New York 10022
                                 (212) 856-6873
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 October 1, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

765232.4

---------------------------------------------
CUSIP No. 57383M-10-8                         SCHEDULE 13D
---------------------------------------------
--------- -------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Zib Inc.

--------- -------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /X/
                                                               (b) / /

--------- -------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
                                     OO

--------- -------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  / /

--------- -------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
-------------------------- ------- ------------------------------------------------------------------------------------------------
                           7       SOLE VOTING POWER
                                                        None
NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH
                           ------- ------------------------------------------------------------------------------------------------
                           8       SHARED VOTING POWER
                                                  33,001,201   (See Item 5)
                           ------- ------------------------------------------------------------------------------------------------
                           9       SOLE DISPOSITIVE POWER
                                                  9,256,000
                           ------- ------------------------------------------------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                                        None
--------- -------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   33,001,201   (See Item 5)
--------- -------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------- -------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   71.7%
--------- -------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
                   CO
--------- -------------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

765232.4

---------------------------------------------
CUSIP No. 57383M-10-8                         SCHEDULE 13D
---------------------------------------------

--------- -------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Isaac Perlmutter T.A.

--------- -------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                                       (b) / /
--------- -------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
                                     OO

--------- -------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  / /

--------- -------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

               Florida
-------------------------- ------- ------------------------------------------------------------------------------------------------
                           7       SOLE VOTING POWER
                                                        None
NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH
                           ------- ------------------------------------------------------------------------------------------------
                           8       SHARED VOTING POWER
                                                  33,001,201   (See Item 5)
                           ------- ------------------------------------------------------------------------------------------------
                           9       SOLE DISPOSITIVE POWER
                                                     9,256,000
                           ------- ------------------------------------------------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                                        None
--------- -------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         33,001,201   (See Item 5)
--------- -------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------- -------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   71.7%
--------- -------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
                   OO
--------- -------------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

765232.4


---------------------------------------------
CUSIP No. 57383M-10-8                         SCHEDULE 13D
---------------------------------------------
--------- -------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Object Trading Corp.
--------- -------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /X/
                                                                        (b) / /
--------- -------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
                                     OO
--------- -------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

--------- -------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
-------------------------- ------- ------------------------------------------------------------------------------------------------
                           7       SOLE VOTING POWER
                                                        None
NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH
                           ------- ------------------------------------------------------------------------------------------------
                           8       SHARED VOTING POWER
                                                           33,001,201   (See Item 5)
                           ------- ------------------------------------------------------------------------------------------------
                           9       SOLE DISPOSITIVE POWER
                                                  3,662,573
                           ------- ------------------------------------------------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                                        None
--------- -------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         33,001,201   (See Item 5)
--------- -------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------- -------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   71.7%
--------- -------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
                   CO
--------- -------------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

765232.4

---------------------------------------------
CUSIP No. 57383M-10-8                         SCHEDULE 13D
---------------------------------------------
--------- -------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      The Laura & Isaac Perlmutter Foundation Inc.

--------- -------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /X/
                                                                        (b) / /

--------- -------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
                                     OO

--------- -------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

--------- -------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

               Florida
-------------------------- ------- ------------------------------------------------------------------------------------------------
                           7       SOLE VOTING POWER
                                                        None
NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH
                           ------- ------------------------------------------------------------------------------------------------
                           8       SHARED VOTING POWER
                                                  33,001,201   (See Item 5)
                           ------- ------------------------------------------------------------------------------------------------
                           9       SOLE DISPOSITIVE POWER
                                                  250,000
                           ------- ------------------------------------------------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                                        None
--------- -------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         33,001,201   (See Item 5)
--------- -------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------- -------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   71.7%
--------- -------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
                   CO
--------- -------------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

765232.4

---------------------------------------------
CUSIP No. 57383M-10-8                         SCHEDULE 13D
---------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------------------
1
         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Isaac Perlmutter

--------- -------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /X/
                                                                        (b) / /
--------- -------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
                                     PF

--------- -------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


--------- -------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
-------------------------- ------- ------------------------------------------------------------------------------------------------
                           7       SOLE VOTING POWER
                                                        None
NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH
                           ------- ------------------------------------------------------------------------------------------------
                           8       SHARED VOTING POWER
                                                           33,001,201   (See Item 5)
                           ------- ------------------------------------------------------------------------------------------------
                           9       SOLE DISPOSITIVE POWER
                                                  13,168,573
                           ------- ------------------------------------------------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                                        None
--------- -------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         33,001,201   (See Item 5)
--------- -------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------- -------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   71.7%
--------- -------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
                   IN
--------- -------------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

765232.4

---------------------------------------------
CUSIP No. 57383M-10-8                         SCHEDULE 13D
---------------------------------------------


          The Reporting Persons (as defined in Item 2) have previously filed statements on Schedule 13G, rather than Schedule 13D, with respect to their beneficial ownership of equity securities of the Company (as defined in Item 1). Mr. Perlmutter has been a director and a principal stockholder of the Company since April 1993. The Company was incorporated on March 18, 1993 and completed an initial public offering on March 2, 1995. This statement on Schedule 13D is filed (i) to report the purchase of equity securities of the Company described in Item 3(a) and (ii) to report the formation of a Section 13(d) group by the execution of the Stockholders' Agreement described in Item 6. In addition, on October 1, 1998, the Company reclassified its Class A Common Stock so that each outstanding share of Class A Common Stock was reclassified as and changed into one share of Common Stock (as defined in Item 1). The Reporting Persons' holdings of Class A Common Stock (CUSIP number 892261-10-8), previously reported on Schedule 13G, were accordingly changed into holdings of an equivalent number of shares of Common Stock without any action taken by the Reporting Persons.


Item 1.  Security and Issuer.

          This statement on Schedule 13D (the "Statement") relates to the Common Stock, par value $0.01 per share ("Common Stock"), of Marvel Enterprises, Inc., a Delaware corporation formerly known as Toy Biz, Inc. (the "Company"). The principal executive offices of the Company are located at 685 Third Avenue, New York, New York 10017.

Item 2.  Identity and Background.

          (a) through (c) and (f). This Statement is filed by Isaac Perlmutter and the following four affiliates of Mr. Perlmutter: Zib Inc., a Delaware corporation ("Zib"), the Isaac Perlmutter T.A., a Florida trust (the "Trust"), Object Trading Corp., a Delaware corporation ("Object Trading"), and the Laura & Isaac Perlmutter Foundation Inc., a tax-exempt Florida not-for-profit corporation (the "Foundation"). Mr. Perlmutter is a trustee and the sole beneficiary of the Trust, and may revoke the Trust at any time. The Trust is the sole stockholder of Zib. Mr. Perlmutter is the sole stockholder of Object Trading. Mr. Perlmutter is a director and the president of the Foundation. Mr. Perlmutter, Zib, the Trust, Object Trading and the Foundation are together referred to in this Statement as the "Reporting Persons."

          The principal business of Zib is investment. The business address and the principal executive office of Zib is 1105 North Market Street, Room 1300, Wilmington, Delaware 19801.

          The principal business of the Trust is investment. The business address and the principal executive office of the Trust is P.O. Box 1028, Lake Worth, Florida 33460.

          The principal business of Object Trading is investment. The business address and the principal executive office of Object Trading is 685 Third Avenue, 28th Floor, New York, New York 10017.

          The principal business of the Foundation is charity. The business address and the principal executive office of the Foundation is P.O. Box 1028, Lake Worth, Florida 33460.

765232.4

---------------------------------------------
CUSIP No. 57383M-10-8                         SCHEDULE 13D
---------------------------------------------

          The name, business address and present principal occupation or employment of Mr. Perlmutter and of each of the executive officers and directors of the Reporting Persons are set forth on Schedule I hereto, which is incorporated herein by reference. Each natural person identified in Schedule I hereto is a citizen of the United States.

          (d) and (e). During the last five years, none of the Reporting Persons, and, to the best of their knowledge, none of the persons listed on
Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

          The shares of Common Stock reported in this Statement as beneficially owned by the Reporting Persons were acquired as follows:

          (a) Pursuant to the Plan (as defined below), on October 1, 1998, Object Trading purchased 3,492,852 shares of 8% Cumulative Convertible Exchangeable Preferred Stock of the Company ("8% Preferred Stock"), each share of which is convertible into 1.039 shares of Common Stock (subject to certain anti-dilution adjustments). The 8% Preferred Stock votes generally with the Common Stock as a single class on the basis of the number of shares of Common Stock into which it is convertible, and votes as a separate class on certain matters as provided in the Company's Restated Certificate of Incorporation, to which reference is made for a complete specification of the terms of the 8% Preferred Stock. The Fourth Amended Joint Plan of Reorganization proposed by the Company (then known as Toy Biz, Inc.) and certain secured creditors of Marvel Entertainment Group, Inc. ("Marvel Entertainment") in the bankruptcy matter of In Re: Marvel Entertainment Group, Inc., et al. (Case No. 97-638-RRM) in the United States District Court for the District of Delaware (the "Plan"), a copy of which was filed as an exhibit to the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on or about October 13, 1998 (the "10/13/98 Form 8-K"), was confirmed by order of the United States District Court for the District of Delaware on July 31, 1998. (See Exhibit 5 of the Plan for the Company's Restated Certificate of Incorporation.) Upon consummation of the Plan on October 1, 1998, a wholly owned subsidiary of the Company merged with and into Marvel Entertainment and Marvel Entertainment became a wholly owned subsidiary of the Company. In accordance with the Plan, the Company financed the consummation of the Plan, in part, with $34,928,520 it received from Object Trading in exchange for the 3,492,852 shares of 8% Preferred Stock purchased by Object Trading on October 1, 1998. Object Trading obtained the funds to make that purchase from a capital contribution by Mr. Perlmutter. Mr. Perlmutter's personal funds were used to make that capital contribution.

          (b) Shares of Common Stock acquired with Mr. Perlmutter's personal funds and reported in the Reporting Persons' previously filed statements on
Schedule 13G are: 9,256,000 shares of Common Stock held of record by Zib; 12,500 shares of Common Stock held of record by Object Trading; and 250,000 shares of Common Stock held of record by the Foundation.

765232.4

---------------------------------------------
CUSIP No. 57383M-10-8                         SCHEDULE 13D
---------------------------------------------

          (c) On January 20, 1998, Object Trading acquired 21,000 shares of Common Stock in the open market. Object Trading obtained the funds to make that purchase from a capital contribution by Mr. Perlmutter. Mr. Perlmutter's personal funds were used to make that capital contribution.


Item 4.  Purpose of Transaction.

          (a)-(j) The Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this Statement relates for investment. Reference is made to Item 6 of this Statement with respect to changes in the board of directors of the Company.

          The Reporting Persons may acquire additional shares of Common Stock or other securities of the Company or sell or otherwise dispose of any or all of the shares of Common Stock or other securities of the Company beneficially owned by them either in the open market or in private transactions, depending on the Reporting Persons' evaluation of the Company's business, prospects and financial condition, the market for the Common Stock or other securities of the Company, other opportunities available to the Reporting Persons, prospects for the Reporting Persons' own business, general economic conditions, money and stock market conditions and other future developments. The Reporting Persons may take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

          Except for the foregoing, and except as required by the Plan and as effected on October 1, 1998 or at the first meeting of the Board of Directors after the merger (held on October 13, 1998), the Reporting Persons have no plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) any other material change in the Company's business or corporate structure;

     (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

765232.4

---------------------------------------------
CUSIP No. 57383M-10-8                         SCHEDULE 13D
---------------------------------------------

     (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

          (a) The Reporting Persons may be deemed to beneficially own, to the best of their knowledge, an aggregate of approximately 33,001,200 shares of Common Stock, representing approximately 71.7% of the outstanding Common Stock, as members of the Section 13(d) Group (as defined below). The Reporting Persons are the direct owners of an aggregate of 9,539,500 shares of Common Stock, or 28.5% of the outstanding shares of Common Stock; 3,492,852 shares of 8% Preferred Stock, or 20.7% of the outstanding shares of 8% Preferred Stock; and, on a converted basis, 13,168,573 shares of Common Stock, or 35.5% of the outstanding shares of Common Stock on a converted basis.

          (b) Mr. Perlmutter may be deemed to possess the power to vote and dispose of the shares of Common Stock owned by Zib, Object Trading and the Foundation and the shares of 8% Preferred Stock owned by Object Trading. The Trust may be deemed to possess the power to vote and dispose of the shares of Common Stock owned by Zib. Zib, Object Trading and the Foundation have the power to vote and dispose of the shares of Common Stock they own and, in Object Trading's case, the shares of 8% Preferred Stock it owns. In addition, to the best of the Reporting Persons' knowledge,

     (1)  Avi Arad beneficially owns 4,150,000 shares of Common Stock;

     (2) the Chase Entities (consisting of The Chase Manhattan Corporation, a Delaware corporation ("CMC"), and The Chase Manhattan Bank, a New York corporation and a wholly owned subsidiary of CMC ("CMB")) beneficially own 2,096,291 shares of Common Stock that are subject to the Stockholders' Agreement;

     (3) the Dickstein Entities (consisting of Dickstein & Co., L.P.; Dickstein Focus Fund L.P.; Dickstein International Limited; Elyssa Dickstein, Jeffrey Schwarz and Alan Cooper as Trustees U/T/A/D 12/27/88, Mark Dickstein, Grantor; Mark Dickstein and Elyssa Dickstein, as Trustees of The Mark and Elyssa Dickstein Foundation; and Elyssa Dickstein) beneficially own 6,115,000 shares of Common Stock (the Dickstein Entities, together with Avi Arad and the Reporting Persons, the "Investor Group");

     (4) Whippoorwill Associates, Incorporated, as agent or general partner of certain institutions or funds ("Whippoorwill") beneficially owns 3,450,745 shares of Common Stock that are subject to the Stockholders' Agreement; and

765232.4

---------------------------------------------
CUSIP No. 57383M-10-8                         SCHEDULE 13D
---------------------------------------------


     (5) Morgan Stanley Emerging Markets Inc. ("Morgan Stanley") beneficially owns 4,020,592 shares of Common Stock (CMB, Whippoorwill and Morgan Stanley together, the "Lender Group," and collectively with the Investor Group and CMC, the "Section 13(d) Group").

The above information with respect to each of the members of the Section 13(d) Group, other than with respect to the Reporting Persons, was provided by the respective members of the Section 13(d) Group and was not independently verified by the Reporting Persons. The Reporting Persons do not have any pecuniary interest nor do they have any dispositive power over the shares of Capital Stock owned by the other members of the Section 13(d) Group. The Reporting Persons are parties to the Stockholders' Agreement (as defined below) and reference is made to Item 6 with respect to the terms thereof. The Reporting Persons may be deemed to have shared power to vote or direct the vote with respect to 19,832,628 shares of Common Stock beneficially owned by the other members of the Section 13(d) Group. The Reporting Persons are deemed to be members of the Section 13(d) Group only because they are parties to the Stockholders' Agreement.

          Reference is hereby made to the following filings with the Securities and Exchange Commission (the "SEC") with respect to information of Item 2 of
Schedule 13D required to be provided by the Reporting Persons with respect to the other members of the Section 13(d) Group:

     1.   For information with respect to Avi Arad, please see Item 2 of the
          Schedule 13D filed by Avi Arad on October 13, 1998;

     2. For information with respect to the Chase Entities, please see Item 2 of the Schedule 13D filed by the Chase Entities on October 13, 1998;

     3.   For information with respect to the Dickstein Entities, please see
          Item 2 of the Schedule 13D filed by the Dickstein Entities on October 13, 1998;

     4.   For information with respect to Whippoorwill, please see Item 2 of the
          Schedule 13D filed by Whippoorwill on October 13, 1998; and

     5. For information with respect to Morgan Stanley, please see Item 2 of the Schedule 13D filed by Morgan Stanley on October 13, 1998.

          (c) Except for the acquisition of the shares of 8% Preferred Stock described in Item 3(a), none of the persons identified in Item 2 has effected any transactions in Common Stock or in any security convertible into Common Stock during the past sixty days.

                  (d)      Not applicable.

                  (e)      Not applicable.


765232.4

---------------------------------------------
CUSIP No. 57383M-10-8                         SCHEDULE 13D
---------------------------------------------


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.


          Stockholders' Agreement. The Reporting Persons are parties to a Stockholders' Agreement, dated as of October 1, 1998, by and among the Investor Group, the Lender Group and the Company (the "Stockholders' Agreement"). Pursuant to the Stockholders' Agreement and the Company's Certificate of Incorporation, the number of directors of the Company is fixed at 11, six of whom, subject to the conditions contained in the Stockholders' Agreement, are to be designated by the Investor Group (one of whom will be designated by the Dickstein Entities) and five of whom, subject to the conditions contained therein, are to be designated by the Lender Group. Each of the Investor Group and Lender Group is referred to herein as a "Group." The number of directors that each Group (including the Dickstein Entities) is allowed to designate will be reduced following June 30, 2000 if the applicable Group decreases its beneficial ownership of capital stock of the Company below certain predetermined levels, as set forth in the Stockholders' Agreement.

          In addition, the Stockholders' Agreement provides for the creation of various committees of the Board as well as the composition of those committees.

          The form of the Stockholders' Agreement is currently being finalized and will be filed promptly by amendment. The foregoing does not purport to be a complete description of the terms of the Stockholders' Agreement and is qualified in its entirety by reference to Exhibit 1 hereof.

          Registration Rights Agreement. Certain of the Reporting Persons, the Company and certain other parties are parties to a Registration Rights Agreement, dated as of October 1, 1998 (the "Registration Rights Agreement"). Under the terms of the Registration Rights Agreement, the Company has agreed to file a shelf registration statement under the Securities Act of 1933, as amended, registering the resale of all shares of Common Stock and 8% Preferred Stock issued to the stockholder parties thereto pursuant to the Plan, all shares of Common Stock issuable upon conversion of those shares of 8% Preferred Stock, certain convertible debt securities that the Company may exchange for the 8% Preferred Stock and the Common Stock issuable upon conversion thereof and all shares of Common Stock otherwise owned by the stockholder parties to the Registration Rights Agreement as of the date of the consummation of the Plan. The Registration Rights Agreement also gives the stockholder parties thereto piggyback registration rights with respect to underwritten public offerings by the Company of its equity securities.

          The form of the Registration Rights Agreement is currently being finalized and will be filed promptly by amendment. The foregoing does not purport to be a complete description of the terms of the Registration Rights Agreement and is qualified in its entirety by reference to Exhibit 2 hereof.


765232.4

---------------------------------------------
CUSIP No. 57383M-10-8                         SCHEDULE 13D
---------------------------------------------



Item 7.  Material to Be Filed as Exhibits.


1        --       Stockholders' Agreement, dated as of October 1, 1998, by and among the Investor Group, the Lender Group and the Company (to be filed by amendment).

2        --        Registration Rights Agreement, dated as of October 1, 1998, by and among certain of the Reporting Persons, the Company and certain other parties (to be filed by amendment).

765232.4
                                   SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   October 13, 1998

                                       ZIB INC.


                                       By:    /s/ Isaac Perlmutter
                                           Name:  Isaac Perlmutter
                                           Title:  President



                                       ISAAC PERLMUTTER T.A.


                                       By:   /s/ Isaac Perlmutter
                                           Isaac Perlmutter, Trustee



                                       OBJECT TRADING CORP.


                                       By:   /s/ Isaac Perlmutter
                                           Name:  Isaac Perlmutter
                                           Title:  President



                                      THE LAURA & ISAAC PERLMUTTER
                                      FOUNDATION INC.


                                       By:   /s/ Isaac Perlmutter
                                           Name:  Isaac Perlmutter
                                           Title:  President




                                          /s/ Isaac Perlmutter
                                           Isaac Perlmutter

                                   SCHEDULE I

                        EXECUTIVE OFFICERS AND DIRECTORS


          The name and present principal occupation or employment of each of the executive officers and directors of Zib Inc., the Isaac Perlmutter T.A., Object Trading Corp., and the Laura & Isaac Perlmutter Foundation Inc. are set forth below.

I.  Zib Inc.

         Name and                   Present Principal                         Business Address
         Positions Held             Occupation or Employment

         Isaac Perlmutter           Investor                                  P.O. Box 1028
         Chief Executive Officer,                                             Lake Worth, FL  33460
         President and Director

         Joseph M. Ahearn           President, Chief Executive                Marvel Enterprises, Inc.
         Chief Operating Officer,   Officer and Director of                   685 Third Avenue
         Vice President and         Marvel Enterprises, Inc.                  New York, NY  10017
         Director

         David Fremed               Chief Financial Officer and               Marvel Enterprises, Inc.
         Treasurer                  Treasurer of                              685 Third Avenue
                                    Marvel Enterprises, Inc.                  New York, NY  10017

         Sidney M. Taubman          Investor                                  Marvel Enterprises, Inc.
         Secretary                                                            685 Third Avenue
                                                                              New York, NY  10017



II.  Isaac Perlmutter T.A.

         Name and                   Present Principal                         Business Address
         Positions Held             Occupation or Employment

         Isaac Perlmutter           Investor                                  P.O. Box 1028
         Trustee                                                              Lake Worth, FL  33460

         Laura Perlmutter           Investor                                  P.O. Box 1028
         Trustee                                                              Lake Worth, FL  33460


765232.4


III.  Object Trading Corp.
         Name and                   Present Principal                         Business Address
         Positions Held             Occupation or Employment

         Isaac Perlmutter           Investor                                  P.O. Box 1028
         President and Director                                               Lake Worth, FL  33460

         Robert M. Grosser          Investor                                  Marvel Enterprises, Inc.
         Vice President and Director                                          685 Third Avenue
                                                                              New York, NY  10017

IV.  Laura & Isaac Perlmutter Foundation Inc.

         Name and                   Present Principal                         Business Address
         Positions Held             Occupation or Employment

         Isaac Perlmutter           Investor                                  P.O. Box 1028
         President and Director                                               Lake Worth, FL  33460

         Laura Perlmutter           Investor                                  P.O. Box 1028
         Vice President and Director                                          Lake Worth, FL  33460

         Lawrence Mittman           Lawyer                                    Battle Fowler LLP
         Secretary and Director                                               75 East 55th Street
                                                                              New York, New York  10022

         Neal J. Nissel             Certified Public Accountant               6 East 45th Street
         Treasurer and Director                                               New York, New York  10017

         Joseph M. Ahearn           President and Chief                       Marvel Enterprises, Inc.
         Director                   Executive Officer, Marvel                 685 Third Avenue
                                            Enterprises, Inc.                 New York, New York  10017


765232.4